:-------------------------------:
                                             :  OMB NUMBER: ... 3235-0104    :
                                             :  Expires:  September 30, 1998 :
                                             :  Estimated average burden     :
                                             :  hours per response.......0.5 :
                                             :-------------------------------:

:-----------:
:   FORM 3  :                   U.S. SECURITIES AND EXCHANGE COMMISSION
:-----------:                         WASHINGTON, DC 20549



                      INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                Filed pursuant to Section 16(a) of the Securities Exchange
                 Act of 1934, Section 17(a) of the Public Utility Holding
                           Company Act of 1935 or Section 30(f) of the
                                  Investment Company Act of 1940

THIS DOCUMENT IS A COPY OF THE FORM 3 FILED ON MAY 12, 1998 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.


1.   Name and Address of Reporting Person:*

          Lewis, Mark C.
          370 Amapola Avenue, Suite 212
          Torrance, California  90501

2.   Date of Event Requiring Statement (Month/Day/Year)

          05/1/98

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Issuer Name and Ticker or Trading Symbol

          TEKGRAF, INC. (TKGFA, TKGFW)


5.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

       [   ]     Director                       [ X ]   10% Owner
       [   ]     Officer (give title below)     [   ]   Other (specify below)

6.   If Amendment, Date of Original (Month/Day/year)

          N/A

7.   Individual or Joint/Group Filing (Check applicable line)

       [ X ]   Form filed by one Reporting Person
       [   ]   Form filed by more than one Reporting Person



                         TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  Title of Security  2.  Amount of Securities    3.  Ownership Form:      4.  Nature of Indirect Beneficial
    (Instr. 4)             Beneficially Owned          Direct (D) or            Ownership
                           (Instr. 4)                  Indirect (I)             (Instr. 5)
                                                       (Instr. 5)

_____________________  ________________________    ___________________      _________________________________

Class A Common Stock          180,000                       D
Class A Common Stock          120,000(1)                    I               As Representative.(1)


Explanation of Responses:

(1) Includes: (i) 60,000 shares that are being held in escrow pursuant to, and that will be released in accordance with, the terms of an Escrow Agreement by and among the Issuer, Tekgraf Sub II, Inc. ("Sub"), Martec, Inc.
     ("Martec"), Mark Lewis (the "Company Shareholder"), Mark Lewis (the
     "Shareholder Representative") and First Union National Bank (the "Escrow
     Agreement"); and, (ii) 60,000 shares that are being held in escrow pursuant to, and that will be released in accordance with, a Pledge, Security and Escrow Agreement by and among the Issuer, Sub, Martec, the Company Shareholders, Mark Lewis (the "Indemnification Representative") and First Union National Bank (the "Pledge Agreement," together with the
     Escrow Agreement, the "Escrow Agreements").  As the Shareholder
     Representative and the Indemnification Representative (in both capacities, the "Representative"), Mr. Lewis has voting control of the shares being held pursuant to the Escrow Agreements.



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one person, see Instruction 5(b)(v).

                      TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
                 (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)



1.Title of   2.Date Exer-      3.Title and       4.Conver-    5.Ownership    6.Nature
  Deriva-      cisable and       Amount of         sion or      Form of        of
  tive         Expiration        Securities        Exercise     Deriva-        Indirect
  Security     Date              Underlying        Price of     tive           Bene-
  (Instr.4)    (Month/           Derivative        Deriva-      Security:      ficial
               Day/Year)         Security          tive         Direct         Owner-
               ---------------   (Instr. 4)        Security     (D) or         ship
               Date     Expi-    -------------                  Indirect       (Instr.5)
               Exer-    ration   Title  Amount                  (I)
               cisable  Date            or No.                  (Instr. 5)
                                        of
                                        Shares
___________    ______   ______   _____  ______    _________    ___________    __________

N/A


Explanation of Responses:


                    /s/ Mark C. Lewis                       5/7/98
                    _______________________________         _____________
                    **Signature of Reporting Person         Date

**Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instructions 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.